SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)
(Amendment No. 1)

Ecologix Resources Group Inc.
(Name of Issuer)

COMMON STOCK, PAR VALUE$.0001 PER SHARE
(Title of Class of Securities)

27888K 10 5

(CUSIP Number)

c/o Richard Friedman, Esq.
Sichenzia Ross Friedman Ference LLP,
61 Broadway, 32nd Floor
New York,  New York 10006; (212) 930-9700
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 21, 2009
  (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box   ☐ ..

 Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 6 Pages)

CUSIP No. 2788K 10 5	13D	Page 2 of 6 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Triumph Small Cap Fund, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES	7	SOLE VOTING POWER 48,708,930
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING	9	SOLE DISPOSITIVE POWER 48,708,930
PERSON WITH	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,708,930
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.72% (based on 501,000,000 shares of the Issuer’s Common Stock issued and outstanding on January 4, 2010)
14	TYPE OF REPORTING PERSON* CO

(Page 2 of 6 Pages)

CUSIP No. 2788K 10 5	13D	Page 3 of 6 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Kenneth Orr
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES	7	SOLE VOTING POWER 48,708,930 (1)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER
EACH REPORTING	9	SOLE DISPOSITIVE POWER 48,708,930
PERSON WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,708,930
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.72% (based on 501,000,000 shares of the Issuer’s Common Stock issued and outstanding on January 4, 2010)
14	TYPE OF REPORTING PERSON* IN

1  Mr. Orr has sole voting and dispositive power over the shares held by Triumph Small Cap Fund, Inc.

(Page 3 of 6 Pages)

Item 1.  Security and Issuer.

 This statement on Schedule 13Dis related to the common stock, par value $.0001 per share (the “Common Stock”), of Ecologix Resources Group Inc., a Delaware Corporation (the “Issuer”).  The Issuer’s current principal executive offices are located at 9903 Santa Monica Blvd.,  Suite 918, Beverly Hills, CA. 90212 .

Item 2. Identity and Background.

This statement is being filed jointly by Triumph Small Cap Fund, Inc. (“Triumph”) and Kenneth Orr (“Orr”) (collectively, the “Reporting Persons”).  Mr. Orr is the President of Triumph and has sole dispositive and voting power for shares owned by Triumph.  The Reporting Persons are engaged in the business of making investments. The business address of the Reporting Persons is 1000 Woodbury Road, Suite 207, Woodbury, NY 11797.

 During the past five years, neither Triumph nor Mr. Orr has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such law

Item 3. Source and Amount of Funds or Other Consideration.

 Triumph acquired the securities referred to in this Schedule 13D for investment purposes and not with the purpose or effect of changing or influencing control of the Issuer. Depending on market conditions and other factors, Triumph may purchase additional shares of Common Stock in the open market or in private transactions. Subject to the availability of Common Stock at prices deemed favorable by Triumph, Triumph's liquidity, the financial condition and results of operations of the Company, and general economic and market conditions prevailing at the time, Triumph reserves the right to, and may in the future, purchase additional shares of Common Stock from time to time in the open market, through privately negotiated transactions, or otherwise.

(Page 4 of 6 Pages)

Item 4. Purpose of Transaction.

The Reporting Persons purchased the securities of the Issuer for investment purposes and not for the purpose of acquiring control of the Issuer.

The Reporting Persons do not have a definitive plan, arrangement or understanding to seek to cause the Issuer to be merged, reorganized or liquidated, to sell or transfer any assets of the Issuer, to cause the Issuer to change its current board of directors or management, to cause any material change to its capitalization, dividend policy, business, corporate structure, charter or bylaws, to cause the Common Stock to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act, or to take any action similar to the above.

The Reporting Persons do not have any present plans or proposals which relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill anyexisting vacancies on the board;
(e)	Any material change in the present capitalization or dividend policy of the Issuer;
(f)	Any other material change in the Issuer’s business or corporate structure;
(g)	Changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Issuer by anyperson;
(h)
Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotationsystem of a registered national securities association;

(i)	A class of equity security of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or
(j)	Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

(a)
The Reporting Persons are the beneficial owners of 48,708,930 shares (the “Shares”), representing 9.72% of the issued and outstanding shares of the Issuer’s Common Stock based on 501,000,000 shares of the Issuer’s Common Stock issued and outstanding on January 4, 2010.

(b)	The Reporting Persons have the sole power to vote on and dispose of the Shares.
(c)	The Reporting Persons did not effect any transactions in the Issuer’s securities within the past 60 days.
(d)	No other person if know to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Reporting Persons’ securities.
(e)	Not Applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

 There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving of withholding proxies.

Item 7.  Material to be Filed as Exhibits.

 None.

(Page 5 of 6 Pages)

SIGNATURES

 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

TRIUMPH SMALL CAP FIND, INC.

January 5, 2010	By:	/s/ Kenneth Orr
Name: Kenneth Orr
Title: President

(Page 6 of 6 Pages)